BARRICK GOLD CORPORATION Brookfield Place, TD Canada Trust Tower Suite 3700, 161 Bay Street P.O. Box 212 Toronto, Canada M5J 2S1	Tel: (416) 861-9911 Fax: (416) 861-2492

September 20, 2012

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention:	Tia L. Jenkins

Senior Assistant Chief Accountant,

Office of Beverages, Apparel, and Mining

Securities and Exchange Commission

Re:	Barrick Gold Corporation

Form 40-F for Fiscal Year Ended December 31, 2011

Filed March 28, 2012

File No. 001-09059

Dear Ms. Jenkins:

We hereby acknowledge receipt of the comment letter dated September 13, 2012 (the “Comment Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Annual Report on Form 40-F for the fiscal year ended December 31, 2011 (the “40-F”).

You have requested a response to your comments set out in the Comment Letter within 10 business days. Unfortunately, as discussed with Suying Li, due to the location of certain information and the availability of certain personnel, the appropriate people have not had an opportunity to review the Comment Letter and prepare the response. We will provide our response by October 19, 2012.

Please do not hesitate to contact me if you have any questions concerning the foregoing.

Yours truly,

/s/ David W. Simpson
David W. Simpson Senior Counsel